

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 30, 2009

Mr. Rene Soullier
Chief Executive Officer
Phoenix Energy Resources, Inc.
1001 Bayhill Drive, Suite 200
San Bruno, CA 94066

      RE: Phoenix Energy Resources, Inc.
               Form 10-K for the year ended June 30, 2009
               Filed October 13, 2009
               File No. 000-52843

Dear Mr. Soullier:

      We issued comments to you on the above captioned filing on October 30, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 14, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by December 14, 2009, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director